SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

–  Press Release dated December 29, 2004;

–  Press Release dated December 31, 2004.

–  SIGNATURE

Press Release

ENEL WINS MORE THAN 200 MILLION EURO QUALITY OF SERVICE AWARD: INTERRUPTIONS REDUCED BY 10%

Further, the electricity distribution network also receives ISO 14001 environmental certification

Rome, December 29, 2004 – Italy’s Authority for Electricity and Gas has awarded Enel Distribuzione 203 million euro for improvements in the quality of its electricity service in 2003, when the average annual duration of power interruptions was 72 minutes per client, compared with 80 minutes per customer in 2002.

The reduction bettered the Authority’s targets and represents a further 10% increase in quality compared with 2002 when Enel Distribuzione was awarded 114 million euro. Since 2000, when the Authority introduced its system of awards and fines, Enel Distribuzione has improved the quality of its service by 50% nationally and received a total of more than 350 million euro in awards. The Chairman of Enel Distribuzione, Vincenzo Cannatelli, said: “These results, which are in line with the best European standards, were possible also thanks to technological innovation and the substantial level of investment in the network, more than four billion euro in the last three years, as well as the constant commitment of the over 24,000 people working for the distribution network. In 2004, we achieved further, significant improvements, particularly in Italy’s southern regions.”

In addition to quality improvements, Enel Distribuzione has obtained ISO 14001 environmental certification for its electricity network. This certification acknowledges the adoption by Enel Distribuzione of environmentally friendly management of all aspects of electricity distribution, including planning, management, development and maintenance of the network.

Enel’s system of environmental management, which is periodically assessed by a certification agency, is applied to the whole distribution network, which includes over one million kilometers of power lines (20,000 km of high-voltage lines, 333,000 of medium-voltage and 746,000 of low-voltage) and over 400,000 substations.

Press Release

ENEL WITHDRAWS FROM IPSE ACQUISITION

Rome, December 31, 2004 – Negotiations for Enel’s acquisition of the entire share capital of Ipse were abandoned overnight.

It should be noted that the acquisition, as proposed by Ipse’s shareholders, had been approved by the Board of Directors of Enel pending the establishment of certain conditions, before and after the acquisition, safeguarding Enel’s position, also at the contractual level, and the interests of its Shareholders.

During the final phase of negotiations, divergences emerged regarding some fundamental elements of the acquisition and it was impossible, partly because of the limited time available, to satisfy reciprocal positions regarding guarantees requested for the positive conclusion of the transaction.

Enel has therefore decided to withdraw from the acquisition of Ipse.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: December 31, 2004